Exhibit 99.4
(English Translation)
Exchange Offer for all issued and outstanding shares of IsoTis SA commences 15 December 2006
LAUSANNE, Switzerland, IRVINE, CA, USA – 14 December 2006 – With reference to the press releases dated 6 November 2006 and 1 December 2006, ISOTIS SA (IsoTis or the Company), the orthobiologics company whose shares are currently listed on SWX Swiss Exchange (SWX), Euronext Amsterdam N.V. (Euronext Amsterdam) and the Toronto Stock Exchange (TSX), and its wholly-owned U.S. subsidiary, IsoTis, Inc. (the Offeror), jointly announce that the exchange offer by the Offeror to all shareholders of IsoTis to exchange their current IsoTis shares for the Offeror’s shares commences on 15 December 2006.
The Exchange Offer
The Offeror makes a public exchange offer (the Exchange Offer) for all issued and outstanding registered shares in the capital of the Company with a nominal value of CHF 1 each (the IsoTis Swiss Shares, holders of such IsoTis Swiss Shares being referred to as Shareholders). Each Shareholder will be offered a consideration of one (1) share of common stock, with a nominal value of USD 0.0001 each, in the share capital of the Offeror (the IsoTis US Shares) in exchange for each ten (10) IsoTis Swiss Shares tendered (the Consideration). The Consideration includes any dividend which may become payable for the financial year 2006 and for the financial year 2007. Fractional entitlements to IsoTis US Shares resulting from the exchange ratio will be compensated in cash by the Offeror at CHF 1.5667 (or EUR 0.9849 and CAD 1.4266, as applicable) per corresponding IsoTis Swiss Share, which amount corresponds to the 30-day average opening price for IsoTis Swiss Shares on SWX during the 30 days on which SWX, Euronext Amsterdam and the TSX were open for trading (Trading Days) preceding the date of publication of the initial press release on 6 November 2006.
Following the Exchange Offer and assuming that all IsoTis Swiss Shares are tendered, Shareholders will hold an ownership in the Offeror in the same respective percentage as their former ownership in IsoTis.
The primary purpose of the Exchange Offer is to reorganize IsoTis as a U.S. company with its shares listed on the NASDAQ Global Market and to cause existing Shareholders to receive shares in that U.S. company. In light of the fact that the IsoTis Swiss Shares are listed on the SWX, Euronext Amsterdam and the TSX, the Offeror will simultaneously launch the Exchange Offer in Switzerland, the Netherlands and in Canada. The Exchange Offer is being made in each jurisdiction in accordance with the applicable laws and on the same terms and conditions. For purposes of complying with Swiss law, a separate offer memorandum (the Swiss Offer Memorandum) has been prepared and will be published in Switzerland simultaneously with the Offer Memorandum (as defined hereinafter).
The Exchange Offer will be subject to certain customary offer conditions, including the offer condition that at least 67% of all issued and outstanding IsoTis Swiss Shares are tendered and that the IsoTis US Shares are approved for listing on the NASDAQ Global Market. The complete offer conditions, terms and restrictions of the Exchange Offer are outlined in the offer memorandum dated 14 December 2006 (the Offer Memorandum). The Offer Memorandum contains more detailed information (including financial information) than the Swiss Offer Memorandum.
Following the Exchange Offer, the Offeror may issue additional shares in a capital raising transaction, which issuance would reduce a Shareholder’s percentage interest in the Offeror. The purpose of a public offer would be to raise additional capital for the Offeror i.e. the Company; however, no assurance can be given that such an offer will occur.

Shareholders information meetings
Although article 9q of the Dutch Decree on the Supervision of Securities Trade 1995 (Besluit toezicht effecenverkeer 1995) (the Dutch Decree) does not apply in respect of the Exchange Offer given that IsoTis has its registered seat outside the Netherlands, information meetings will be held for Shareholders on 9 January 2007 at 18:00 hours Central European Time (CET) (09:00 hours Pacific Standard Time (PST) or 12:00 hours Eastern Standard Time (EST)), at Jaarbeurs, Utrecht, the Netherlands, and on 10 January 2007 at 18:00 hours CET (09:00 hours PST or 12:00 hours EST), at Schiphol Sheraton, Schiphol, the Netherlands, at which meetings the Exchange Offer will be discussed. IsoTis will also hold such meetings for its Shareholders on 11 January 2007 at 12:00 hours CET (03:00 hours PST or 06:00 hours EST) at Hotel Beau Rivage, Lausanne, Switzerland, and on 11 January 2006 at 18:00 hours CET (09:00 hours PST or 12:00 hours EST), at Hotel Baur au Lac, Zurich, Switzerland.
Recommendation
The board of directors of IsoTis (the Board) has duly considered the strategic, financial and social aspects of the Exchange Offer and has reached the conclusion that the Exchange Offer is in the best interests of IsoTis, the Shareholders and other stakeholders in IsoTis. The Board is of the opinion that the Exchange Offer is reasonable and fair to the Shareholders. The Board therefore fully supports the Exchange Offer and unanimously recommends the Exchange Offer to the Shareholders for acceptance.
Acceptance period
The acceptance period for exchanging IsoTis Swiss Shares begins on 15 December 2006 at 09:00 hours CET (00:00 hours PST or 03:00 hours EST) and will end on 19 January 2007 at 16:00 hours CET (07:00 hours PST or 10:00 hours EST) (the Acceptance Period). If the Acceptance Period is extended, the Offeror will make an announcement to that effect, no later than three Trading Days following the last day of the Acceptance Period, with due observance of the provisions of article 9o, paragraph 5 of the Dutch Decree, the pertaining rules of the Swiss Federal Act on Stock Exchanges and Securities Trading (Bundesgesetz über die Börsen und den Effektenhandel) and the implementing ordinances thereto and applicable Canadian securities laws or exemptions therefrom.
Acceptance
Shareholders who hold their IsoTis Swiss Shares through an institution admitted to Euronext Amsterdam (Admitted Institution) are requested to make their acceptance known via their bank or stockbroker no later than 16:00 hours CET (07:00 hours PST or 10:00 hours EST) on 19 January 2007. The Shareholder’s bank or stockbroker may set an earlier deadline for communication by the Shareholders in order to permit the Shareholder’s bank or stockbroker to communicate their acceptances to the Dutch exchange and paying agent (Dutch Exchange Agent) in a timely manner. The Admitted Institutions may tender IsoTis Swiss Shares for acceptance only to the Dutch Exchange Agent (ABN AMRO Bank N.V., attn. Servicedesk MF 7020, Kemelstede 2, 4817 ST Breda, the Netherlands, tel. +31 76 579 9455, fax: +31 76 579 9643) and only in writing. In tendering IsoTis Swiss Shares, the Admitted Institutions are required to declare that (i) they have the IsoTis Swiss Shares in their custody, (ii) each Shareholder who accepts the Exchange Offer irrevocably represents and warrants that the IsoTis Swiss Shares tendered by him or her are being tendered in compliance with the restrictions set out in Chapter 1 (‘Restrictions’) of the Offer Memorandum and (iii) they undertake to transfer (leveren) these IsoTis Swiss Shares to the Offeror on the date on which the Exchange Offer will be settled, provided that the Exchange Offer has been declared unconditional (gestandgedaan).
Admitted Institutions shall receive from the Dutch Exchange Agent on behalf of the Offeror a commission calculated on the basis of the opening price of the IsoTis US Shares on the NASDAQ Global Market, in respect of each IsoTis Swiss Share validly tendered (or defectively tendered, provided that such defect has been waived by the Offeror) and delivered (geleverd), up to a maximum of EUR 10,000 per Shareholder tender. The commission must be claimed from the Offeror through the Dutch Exchange Agent within 30 days of the date on which the Exchange Offer will be declared unconditional. No costs will be charged to the Shareholders by the Offeror or IsoTis for the delivery and payment of the IsoTis Swiss Shares, however, Shareholders may be charged certain fees by their banks or stockbrokers.
Shareholders whose IsoTis Swiss Shares are registered in the name of a broker, dealer or other nominee in Canada or the United States and who wish to accept the Exchange Offer should contact that nominee for assistance in tendering their IsoTis Swiss Shares. All tenders of IsoTis Swiss Shares by such broker, dealer or other nominee on behalf of a Shareholder will be made utilizing the procedures for book-entry transfers established by CDS (the Canadian Depository for Securities) and DTC (the Depository Trust Company).
A broker or dealer or other nominee in Canada or the United States that tenders IsoTis Swiss Shares on behalf of a Shareholder, may charge such Shareholder a fee for performing this service. Except as set forth above, the Offeror will not pay any fees or commissions to any broker or dealer or any other person for soliciting the tender of IsoTis Swiss Shares pursuant to the Exchange Offer.
Shareholders holding their IsoTis Swiss Shares in a deposit account with a bank in Switzerland will be informed about the Exchange Offer by their depositary bank, and are asked to proceed in accordance with the instructions of their depositary bank. Shareholders who keep their IsoTis Swiss Shares in a shareholder deposit and to whom this Exchange Offer is addressed will be informed about the Exchange Offer by SAG SIS Aktienregister AG, Olten which is mandated with share register management of IsoTis.
Declaring the Offer Unconditional (gestand doen)
The Offeror will determine within four Trading Days following the (initial or, in case of an extension of the Acceptance Period, postponed) closing date of the Acceptance Period, whether the Exchange Offer will be declared unconditional (gestandgedaan). The Exchange Offer is subject to the fulfillment of certain offer conditions as set out in paragraph 6.6 (‘Exchange Offer Conditions’) of the Offer Memorandum. Subject to certain exceptions, the Offeror has the right to (either in whole or in part) waive such offer conditions.
Delisting
Should the Exchange Offer be declared unconditional (gestandgedaan), the Offeror intends to procure that the Company’s listing on SWX, Euronext Amsterdam and the TSX will be terminated as soon as possible. Should the Exchange Offer result in the Offeror acquiring less than 90% of the IsoTis Swiss Shares, the Offeror intends to only maintain the SWX listing and hence to discuss with Euronext Amsterdam and the TSX the delisting of the Company from Euronext Amsterdam and the TSX.
NASDAQ listing
The Offeror has applied to list its IsoTis US Shares on the NASDAQ Global Market concurrently with the Settlement Date (as defined hereinafter). Subject to the Exchange Offer being declared unconditional, trading of the IsoTis US Shares on the NASDAQ Global Market is expected to commence on the Settlement Date.
Settlement
In the event that the Offeror announces that the Exchange Offer is declared unconditional (gestandgedaan). Shareholders who have tendered and delivered their IsoTis Swiss Shares for acceptance pursuant to the Exchange Offer will receive the Consideration on the first Trading Day after the date the Exchange Offer is declared unconditional (gestandgedaan) (the Settlement Date).

Announcements
Any announcement that is required to be made in relation to the Exchange Offer will be made in any event in the Daily Official List of Euronext Amsterdam (Officieele Prijscourant) and any advertisement that is required to be published in relation to the Exchange Offer will (in any event) be published in a Dutch daily newspaper of wide circulation.
Offer Memorandum and other information
Shareholders are advised to carefully read the Offer Memorandum and, if necessary, to seek independent advice so that a reasoned judgment can be made of the Exchange Offer and all that is discussed and described in the Offer Memorandum. The Offer Memorandum, in which the complete restrictions and conditions are described, is published in English and translated in French. A Dutch summary is included. In case of differences, whether or not in interpretation, between the English text of the Offer Memorandum and the French text or the Dutch summary, the English text will prevail.
Copies of the Offer Memorandum, the articles of incorporation and the bylaws of the Company, the certificate of incorporation and the bylaws of the Offeror, the Offeror’s 2006 Incentive Award Plan and the annual financial statements (jaarrekeningen) of the Company for the financial year 2003, the financial year 2004 and the financial year 2005, as adopted by the General Meeting of Shareholders, are available free of charge from the Dutch Exchange Agent (ABN AMRO Bank N.V., Attn. Servicedesk MF 7020, Kemelstede 2, 4817 ST Breda, the Netherlands, tel: +31 76 579 9455, fax: +31 76 579 9643, e-mail: so.servicedesk@wcs.nl.abnamro.com), the Canadian/U.S. Soliciting Dealer (RBC Capital Markets, 77 Front West Street, 5th Floor, Toronto, Ontario, M5V 2X4 Canada, tel.: + 1 416 842 5349, fax: +1 416 313 6066, e-mail: distribution@rbcds.com) or the Company (2 Goodyear, Suite B, Irvine, California 92618, United States of America, tel.: + 1 949 595 8710, fax: + 1 949 595 8711, e-mail:infous@isotis.com) as of 15 December 2006. Copies of any of the aforementioned documents are also available on the Company’s website at http://investors.isotis.com.
Digital copies of the Offer Memorandum are also available as of 15 December 2006 on the website of Euronext Amsterdam at www.euronext.com (Dutch residents only) and on the website of the System for Electronic Document Analysis and Retrieval at www.sedar.com.
The Swiss Offer Memorandum can be obtained free of charge from Bank Sarasin & Co. Ltd (Löwenstrasse 11, 8022 Zürich, Switzerland, tel.: + 41 44 213 9679, fax: +41 22 213 9698, e-mail: corporate.finance@sarasin.ch) and both the Swiss Offer Memorandum and the Offer Memorandum are also available on the Company’s website at http://investors.isotis.com.
Other documents on www.isotis.com – investors – The Road to NASDAQ
•	The official pre-announcement, published in accordance with the Swiss Stock Exchange Act on 6 November 2006 and the press releases of 6 November 2006 and 1 December 2006 regarding the Exchange Offer can be found on the Company’s website at http://investors.isotis.com.

•	A webcast interview with Pieter Wolters, President and CEO of IsoTis, can also be found on the Company’s website at http://investors.isotis.com.
For information contact IsoTis:

Europe	U.S. & Canada
Hans Herklots, Director IR	Rob Morocco, CFO
Tel: +41(0)21 620 6011	Tel: +1 949 855 7155
hans.herklots@isotis.com	robert.morocco@isotis.com

Or its Investor Relations advisors:
Rochat & Partners	Hill & Knowlton	Hill & Knowlton
Switzerland	The Netherlands	US & Canada
Christophe Lamps	Edwin van Wijk	Ian Blair
Tel: +41 22 718 3746	Tel: +31 20 404 47 07	Tel: +1 416 413 4694
clamps@rochat-pr.ch	evwijk@hillandknowlton.com	ianblair@hillandknowlton.ca

Or its Dutch and Swiss Exchange Agents or Canadian/U.S. Soliciting Dealer:
The Netherlands:	Switzerland	US & Canada
ABN AMRO Bank NV	Bank Sarasin & Co. Ltd, Zurich	RBC Capital Markets
Attn. Servicedesk MF 7020	Tel: +41 44 213 9679	Tel: +1 416 842 5349
Tel: +31 76 579 9455	corporate.finance@sarasin.ch	distribution@rbcds.com
so.servicedesk.wcs@nl.abnamro.com
General information
Switzerland – 0800 375 737 (outside Switzerland +41 800 375 737)
The Netherlands – (+31) 020 – 64 27 909
U.S. & Canada – (+1)-800-565-4535
This announcement is a public announcement as meant within article 9b paragraph 1 and 9g paragraph 3 of the Dutch Decree.
The Swiss Takeover Board, the Dutch Authority for the Financial Markets (stichting Autoriteit Financiële Markten) and Euronext Amsterdam have been informed of the Exchange Offer.
The Exchange Offer is made solely by the Offer Memorandum and the Swiss Offer Memorandum and the accompanying form of acceptance, which contains the full terms and conditions of the Exchange Offer, including details of how the Exchange Offer would be able to be accepted. The Offer Memorandum and the form of acceptance is made available to all Shareholders at no charge to them. Shareholders are advised to read the Offer Memorandum and/or the Swiss Offer Memorandum and the form of acceptance because these documents will contain important information.
The Exchange Offer is not being made to any Shareholders in any jurisdiction in which the making or acceptance of the Exchange Offer would not be in compliance with the securities laws or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by the Offer Memorandum. However, acceptances of the Exchange Offer by Shareholders not resident in the Netherlands, Canada or Switzerland will be accepted by the Offeror if such acceptances comply with the acceptance procedure set out in the Offer Memorandum or the Swiss Offer Memorandum.